Filed Pursuant to
SEC Rule 424(b)(3)
Registration No. 333-136804

QUADRIGA SUPERFUND, L.P. — SERIES A AND SERIES B SUPPLEMENT
DATED OCTOBER 15, 2007 TO PROSPECTUS DATED JUNE 29, 2007

SEPTEMBER 2007 PERFORMANCE UPDATE

			Total NAV	NAV per Unit
	September 2007	Year to Date	09/30/07	09/30/07

Series A	5.57%	-8.02%	$60,022,676	$1,379.93
Series B	8.26%	-12.67%	$27,676,952	$1,591.16

*	All performance is reported net of fees and expenses

Fund results for September 2007:

Worldwide stock indices finished the month of September with solid gains, adding to the strength of the late August reversal. Asian markets led the way, as Hong Kong’s Hang Seng advanced 13.5% following an announcement by China that it has relaxed investment restrictions on Hong Kong equities. U.S. stocks moved sideways until the Federal Reserve Bank (“the Fed”) cut rates 50 basis points (bps) versus expectations for a 25 bps cut. U.S. stocks moved sharply higher from there as the rate cut renewed confidence in the world’s largest economy. The Dow Jones, Nasdaq, and S&P 500 finished with gains of 3.8%, 4.5%, and 3.3%, respectively. The Fund’s long positions in this sector produced gains for the month.

The U.S. Dollar moved sharply lower against all major currencies in September, reasserting its downward trend as expectations mounted for a U.S. rate cut. After opening the month on the defensive, the Dollar moved sharply lower mid-month as the Fed surprised the market with the aggressive 50 bps rate cut. In response, the Euro moved 4.6% higher to all time highs as European Community Bank (“ECB”) monetary policy remained unchanged. The Canadian Dollar rose to its highest level since 1976, while the Australian Dollar posted 18 year highs as both currencies drew strength from commodity gains. Emerging markets also fared well, led by the Brazilian Real, which added 6.5%. In Asia, the Singapore Dollar, Korean Won, and Indian Rupee each added between 2% and 3% as they continued to attract investment due to strong equity returns. The Fund’s short U.S. Dollar positions experienced relatively large gains.

The wheat market continued to trend sharply higher in September, adding 21% amid declining world wheat stocks. As expected, the U.S. Department of Agriculture reduced their estimates for Australian and European wheat production significantly. Nonetheless, many private analysts are expecting further cuts moving forward. Soybean futures also extended their rally, adding 12.3% amid slightly lower yield expectations and strong soybean oil demand tied to bio diesel usage. Corn futures added 9.7% despite rising yields as the weak U.S. Dollar provided support. The Fund’s long positions in this sector produced gains.

Crude oil rallied throughout September posting new contract highs amid persistent U.S. Dollar weakness. Energy markets gathered momentum as fears of an economic slowdown subsided somewhat. Indeed, the advance accelerated with the Fed rate cut on September 18th as investors became more confident in the market’s ability to overcome the sub prime crisis. Bullish inventory reports, an active storm season in the Atlantic, and the Iranian nuclear dispute propelled crude futures to a gain of 11.4%. Heating oil and gasoline added 7.3% and 5.6%, respectively, as crude inventory declines and looming fall maintenance limited the market’s ability to build supplies ahead of winter. Natural gas posted a counter trend gain of 6.6% as nervous traders monitored storm activity in the Atlantic. The Fund’s short positions in this sector resulted in a loss.

Gold reestablished its long-term upward trend in September, rallying 9.9% to the $750 level. Gold found early month support as strong service industry data and soothing dialogue from U.S. central bankers convinced investors that the sub prime mortgage crisis was contained. From there, gold advance accelerated to finish at 27 year highs as the U.S. Dollar weakened following the Fed’s unexpected 50 bps rate cut. Silver and platinum rallied in sympathy, adding 13.8% and 9.5%, respectively, with platinum trading to new all-time highs. Copper futures climbed steadily as Chinese imports rose 43% through the first eight months of 2007. The Fund’s long positions in the metals sector produced gains.

Other market sectors, relative to the sectors mentioned above, did not reveal significant trends and did not have any major influence on this month’s overall positive performance.

For the month of September 2007, Series A gained 5.57%, while Series B gained 8.26%, including all fees and expenses.

QUADRIGA SUPERFUND, L.P. — SERIES A
SEPTEMBER 2007 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month Ended September 30, 2007)

STATEMENT OF INCOME

September 2007

Investment income, interest	$200,928

Expenses
Management fee	93,019
Organization and offering expenses	12,570
Operating expenses	7,542
Selling Commissions	201,124
Other expenses	1,179
Incentive fee	—
Brokerage commissions	107,814
Total expenses	423,248

Net investment gain (loss)	(222,320)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	(132,840)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	3,521,848
Net gain(loss) on investments	3,389,008

Net increase(decrease) in net assets from operations	$3,166,688

STATEMENT OF CHANGES IN NET ASSET VALUE

September 2007

Net assets, beginning of period	$57,558,897

Net increase in net assets from operations	3,166,688
Capital share transactions
Issuance of shares	51,278
Redemption of shares	(754,187)

Net increase(decrease) in net assets from capital share transactions	(702,909)
Net increase(decrease) in net assets	2,463,779

Net assets, end of period	$60,022,676

NAV Per Unit, end of period	$1,379.93

QUADRIGA SUPERFUND, L.P. — SERIES B
SEPTEMBER 2007 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month Ended September 30, 2007)

STATEMENT OF INCOME

September 2007

Investment income, interest	$90,488

Expenses
Management fee	42,892
Organization and offering expenses	5,796
Operating expenses	3,478
Selling Commissions	92,739
Other expenses	1,024
Incentive fee	—
Brokerage commissions	72,020
Total expenses	217,949

Net investment gain(loss)	(127,461)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	(162,898)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	2,401,105
Net gain(loss) on investments	2,238,207

Net increase(decrease) in net assets from operations	$2,110,746

STATEMENT OF CHANGE IN NET ASSET VALUE

September 2007

Net assets, beginning of period	$25,610,453

Net increase(decrease) in net assets from operations	2,110,746
Capital share transactions
Issuance of shares	589,061
Redemption of shares	(633,308)

Net increase (decrease) in net assets from capital share transactions	(44,247)
Net increase(decrease) in net assets	2,066,499

Net assets, end of period	$27,676,952

NAV Per Unit, end of period	$1,591.16

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/  Nigel James
Nigel James, President
Superfund Capital Management, Inc.
General Partner
Quadriga Superfund, L.P.